Exemption number: 82 4639

SUPPL

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

RECEIVED 2006 NOV -6 P 12:3

Att:	Division of Corporation Finance		
Company:	United States [redacted]ties [redacted]ission	*Phone:* *Fax:*	1 202 55 13 450 1 202 77 29 207
From:	act name) juity tor Relations	*Phone:*	(48 76) 747 81 30
Company:	06018166 S.A.	*Fax:*	(48 76)747 81 39
E-mail:			
Date:	30 October 2006	*No of sheets:*	3

Current report 60/2006

The Management Board of KGHM Polska Miedź S.A. hereby provides information on Members of the Supervisory Board appointed to the Supervisory Board of the Company by the Extraordinary General Shareholders Meeting on 24 October 2006:

PROCESSED
NOV 03 2006
THOMSON FINANCIAL

Adam Łaganowski (28)

Education and professional qualifications:

Higher – Master's Degree from the Warsaw School of Economics (2002)
Is a Chartered Financial Analyst (CFA) granted by the CFA Institute (2004)

Positions held and professional career:

O5.2006 – present	Vice director of the Department of Equity Investment in the company Agencja Rozwoju Przemysłu S.A. (Industrial Development Agency)
01.2005 – 04.2006	Financial analyst, Warsaw Investment Group DM S.A.
01.2004 – 06.2004	Official in the Polish Securities and Exchange Commission
09.2003 – 12.2003	Loan Inspector in the Bad Loans Department on a restructurisation team in Bank Polska Kasa Opieki SA w Warszawie
07.2002 – 06.2003	Deputy executive editor of the Polish Press Ltd in London
09.2000 – 05.2003	Stock analyst, Gazeta Giełdy Parkiet in Warsaw
2001, 2003 and 2005	Author for the Warsaw Stock Exchange
01.1999 – 09.2000	Reporter for Parkiet Media S.A. in Warsaw

Other activities performed apart from KGHM Polska Miedź S.A.:
Vice chairman of the Supervisory Board of the bank BISE S.A. with its registered head office in Warsaw
Vice chairman of the Supervisory Board of Pol-Euro Shipping Lines with its registered head office in Gdynia

dlw 11/7

Exemption number: 82 4639

None of the positions held is competitive towards KGHM Polska Miedź S.A.
Is not listed in the Register of Debtors maintained on the basis of the National Court of Registration law.

Stanisław Andrzej Potycz (60)

Education and professional qualifications:

Higher legal – Department of Law, University of Wrocław (1969)
Completed judicial apprenticeship

Positions held and professional career:

1987 – present	Employed in the capacity of legal counsel, currently in the Legnica branch of the company EnergiaPro Koncern Energetyczny S.A. in Wrocław (since 1998) and in the company Przedsiębiorstwo Produkcyjno-Handlowe VITBIS Sp. z o.o. in Złotoryja (since 1993). In the years 1990 – 1991 was delegated as Government Proxy for the Reform of Local Government in the Voivodeship of Legnica
1972 – 1986	Legal training in a law court, court assesor, judge in the Regional Court in Legnica and judge in the Voivodeship Court in Legnica
1969 – 1972	Legal apprentice - Legnicko - Lubińskie Przedsiębiorstwo Budowlane and Municipal and Poviat Presidium of the National Council in Legnica

Additionally was Chairman of the Supervisory Boards of the companies Pol – Miedź Trans Sp. z o.o. in Lubin and "Len" S.A. in Kamienna Góra, and member of the Supervisory Boards of the companies: "Murów" S.A. in Murów and the company Legnicka Specjalna Strefa Ekonomiczna S.A. (Legnica Special Economic Zone) – since June 2006 is again in the Supervisory Board of this company.

Is not involved in activities competitive towards KGHM Polska Miedź S.A.
Is not listed in the Register of Debtors maintained on the basis of the National Court of Registration law.

Jan Sulmicki (61)

Education and professional qualifications:
Dr hab. in Economics

Positions held and professional career:

1968 - present	Academic lecturer at the Warsaw School of Economics (formerly SGPiS), currently a professor at the Institute of Foreign Trade and European Studies. In the years 1936 – 2002 was employed at the National Bank of Poland as an adviser for the presidents of the NBP during this period. In 1998 was delegated from the NBP to work in the Polish Government Center for Strategic Studies, where as a vice minister of this institution he supervised the work of seven departments.

Exemption number: 82 4639

Is not involved in activities competitive towards KGHM Polska Miedź S.A.
Is not listed in the Register of Debtors maintained on the basis of the National Court of Registration law.

Jerzy Żyżyński (57)

Education and professional qualifications:

Higher education – Department of Economic Studies at the University of Warsaw (1972)

1983	Ph.D in Organisation and Management
1997	dr hab. in Economics

Positions held and professional career:

1974 – present	University of Warsaw, Department of Management: assistant, adjunct, since 1999 Professor at the University of Warsaw 2002 – present Head of the Public Economics Unit in the Market Economics Section of the Department of Management 2000 – 2001 Head of the Quantitative Methods Management Section
1972 – 1974	Assistant in the Institute for Organisation, Management and Economics of the Construction Industry in Warsaw

Is involved in research in economic, fiscal and monetary policy and tax theory.

Other positions held:

since 1995	Extraordinary professor in the College School of Economics and Arts in Skierniewice

Additionally: expert on a parliamentary investigation commission dealing with the problems of privatisation and functioning of the banking sector (2006), expert on the Budget and Finance Team in the Office of Studies and Expertise in the Parliamentary Chancellery of the Republic of Poland (1993 - 1996), lecturer at the Higher School of Insurance and Banking (1985 - 1989), and consultant and analyst in the research institution Centrum Badania Opinii Społecznej (Public Opinion Research Center) (1981 – 1985).

Is not involved in activities competitive towards KGHM Polska Miedź S.A.
Is not listed in the Register of Debtors maintained on the basis of the National Court of Registration law.

Legal basis: § 5 sec. 1 point 22 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 Nr 209, item 1744)

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Leszek Mierzwa

WICEPREZES ZARZĄDU
Marek Fusiński